                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                     American International Industries, Inc.
           --------------------------------------------------------
                                (Name of issuer)


                    Common Stock, par value $0.001 per share
           --------------------------------------------------------
                          (Title of class of securities)


                                   02686Y 10 2
           --------------------------------------------------------
                                 (CUSIP number)


                             Rebekah Laird-Ruthstrom
                                 601 Hanson Road
                                Kemah, Texas 77565
                                  (281) 334-4764
           --------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                   March 1, 1999
           --------------------------------------------------------
            (Date of event which requires filing of this statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box / /.

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7(b) for other parties to whom copies are to be sent.

   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                             CUSIP No. 02686Y 10 2


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Daniel Dror
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     SC, WC, PF
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
                             (7) Sole Voting Power
   NUMBER OF                      12,598,000
     SHARES                  --------------------------------------------------
  BENEFICIALLY               (8) Shared Voting Power
    OWNED BY                      None
      EACH                    --------------------------------------------------
   REPORTING                 (9) Sole Dispositive Power
  PERSON WITH                     12,598,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     12,598,000
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     10.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     Daniel Dror                           IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

    The title of the class of equity securities to which this statement relates is common stock, par value $0.001 per share (the "Common Stock") of American International Industries, Inc. (the "Issuer"), a Nevada corporation, 601 Hanson Rd., Kemah, Texas 77565.


ITEM 2.  IDENTITY AND BACKGROUND.

    (a)   Daniel Dror

    (b)   601 Hanson Rd., Kemah, Texas 77565

    (c)   Chief Executive Officer, American International Industries, Inc.

    (d)   n/a

    (e)   n/a

    (f)   United States


ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATIONS.

    Includes (a) an option issued by the Issuer to purchase 2,000,000 shares of Common Stock, (b) 3,272,000 shares of Common Stock purchased by Daniel Dror & Company from working capital, and (c) 7,326,000 shares of Common Stock purchased by personal funds by Daniel Dror II 1976 Trust of which Mr. Dror is trustee.


ITEM 4.  PURPOSE OF TRANSACTION.

    The Reporting Person acquired and continues to hold the securities of the Issuer for investment purposes. The Reporting Person does not have any present plans or proposals which relate to or would result in any of the items described in Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a)   12,598,000               10.7%

    (b) The number of shares of Common Stock as to which there is sole power to vote or to direct a vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover pages hereto, and such information is incorporated herein by reference.

    (c)   None.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Mr. Dror was issued a warrant to purchase 2,000,000 shares of Issuer common stock at a purchase price of $.12 per share which is included in this
Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     n/a


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


DATED:  March 10, 1999                 DANIEL DROR


                                       /s/ Daniel Dror
                                       ----------------------------------------
                                       By: Daniel Dror